Contact

www.linkedin.com/in/
colleenkobrien (LinkedIn)

Top Skills

Strategic Communications
Copywriting
Copy Editing

Honors-Awards

MarCom Platinum Award - Rebrand
IMA Best in Class Award

Colleen O'Brien

Co-Founder & CEO at Eskala
Santa Monica, California, United States

Experience

Eskala.org

2 years 1 month

Co-Founder & CEO

February 2022 - Present (1 year 2 months)

Eskala blends microfinance and microequity to create and invest in community-owned banks in rural Central America. We plan to manage a portfolio of 20,000 community-owned banks that will empower 18 million people living in poverty with financial services.

Unlike other microfinance institutions, Eskala doesn’t just lend, it invests to acquire equity positions in community-owned banks that manage a hyperlocal savings and loan portfolio. The current asset base of 93 banks located in rural and under resourced Central America has generated more than $350k in profit for local communities and was named the best economic development initiative in rural Panama by the World Bank.

Co-Founder & VP of Investor Relations

March 2021 - February 2022 (1 year)

Hulu

4 years 10 months

Account Executive

January 2019 - March 2021 (2 years 3 months)
Santa Monica

Account Manager

June 2016 - December 2018 (2 years 7 months)
Santa Monica

Account Manager (2016-2017) and Account Executive coverage (2017-2018)

Megabite Inc.

Director of Accounts

May 2013 - June 2016 (3 years 2 months)
Santa Monica, CA

Articulation Agency
Marketing Manager
May 2011 - May 2013 (2 years 1 month)

Mercury Media
1 year 7 months

Media Buyer
May 2010 - April 2011 (1 year)

Media Assistant
October 2009 - May 2010 (8 months)

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Education

University of Iowa
BA, Journalism and Mass Communication; Sociology · (2005 - 2009)